Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 ANNOUCEMENT TO THE MARKET Itaú Unibanco announces a R$400 billion commitment by 2025 to promote a sustainable, increasingly greener and more inclusive economy. Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the general market that, as part of the evolution of its environmental, social and governance (ESG) practices, it has set a commitment to contributing R$400 billion to promote a sustainable, increasingly greener and more inclusive economy. This amount includes, by 2025, initiatives on three main fronts: (i) granting credit in positive impact sectors (such as energy, health, education and infrastructure works services), (ii) structuring ESG-linked transactions for our clients, such as Green bonds, Sustainability-Linked bonds and ESG loans, and (iii) ESG products for the retail industry, such as financing electric/hybrid cars, solar panels, and microcredit. This initiative reflects Itaú Unibanco’s long-term commitments to ethical conduct of business, transparency and focus on sustainable performance. São Paulo-SP, June 16, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence